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                             December 17, 2021

       Adam K. Peterson
       Co-Chairman, Co-Chief Executive Officer and Co-President
       Yellowstone Acquisition Co.
       1601 Dodge Street, Suite 330
       Omaha, NE 68102

                                                        Re: Yellowstone
Acquisition Co.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed November 30,
2021
                                                            File No. 001-39648

       Dear Mr. Peterson:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed November 30,
2021

       Risks Factors
       Sky's rental income will initially be concentrated within a small number of tenants..., page 56

   1. We note your response to comment 12 on page 56 and reissue the comment. Please identify by name Sky's
two largest tenants.
       Risks Relating to YAC
       Directors of YAC have potential conflicts of interest in recommending..., page 63

   2. We note your revised disclosure in response to comment 3. For clarity, please also disclose both here and
under Questions and Answers in the Summary section the total investment amount, in
the aggregate, that the Sponsor and its affiliates have at risk.
 Adam K. Peterson
FirstName LastNameAdam
Yellowstone Acquisition Co.K. Peterson
Comapany17,
December  NameYellowstone
              2021           Acquisition Co.
December
Page 2    17, 2021 Page 2
FirstName LastName
Proposal No. 1     The Business Combination Proposal, page 98

3. We note your response to comment 16 and your amended disclosure regarding the analysis of the CBRE study on page 126. Please revise to provide a brief discussion of the material conclusions and assumptions reached by the CBRE study. Certain Projected Financial Information of Sky, page 131

4. We note your revisions in response to comment 15. Please expand your disclosure to explain the basis of the projections beyond year three and tell us whether the forecasts reflect more than simple assumptions about growth rates. Disclose whether the projections are in line with the historic operating trends of Sky and indicate whether the dollar amounts in the tabular presentation are denoted in millions or otherwise. In addition, please explain the bases for the following assumptions:
             The Projections assume a rapid leasing of the hangars to be built by Sky.
             Sky believes it will be able to make a compelling case to private jet owners to lease its facilities.
             The Projections also assume tenants will desire to enter into rental arrangements for longer periods of five to ten years and the gradual increase in rental rates based upon
              expected continued high demand for Sky   s facilities.
             Sky believes that prospective tenants will be willing to switch from an FBO to a home-based rental model.
Other Information About SHG Corporation, page 151

5. We note your revisions in response to comment 19. Please revise your statement that you
         "may be dependent" to include a clear statement that you are currently dependent on two tenants.
Beneficial Ownership of Securities, page 198

6. You indicate in your response to comment 23 that the Schedule 13G filings for five entities listed in the table do not disclose the individual with voting power over the securities. Please revise your beneficial ownership table to identify the natural persons identified in the ownership schedules or advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.
 Adam K. Peterson
Yellowstone Acquisition Co.
December 17, 2021
Page 3


FirstName LastNameAdam K. Peterson         Sincerely,
Comapany NameYellowstone Acquisition Co.
                                           Division of Corporation Finance
December 17, 2021 Page 3                   Office of Real Estate & Construction
FirstName LastName